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                                                                    EXHIBIT 99.1


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
      AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report on Form 20-F of Videsh Sanchar Nigam Limited, a limited liability corporation incorporated in the Republic of India (the "Company") for the period ending March 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of such officer's knowledge and belief, that:

         1.)      the Report fully complies with the requirements of Section
13(a) or 15(d) of the Securities Exchange Act of 1934; and

         2.)      the  information contained in the Report fairly  presents, in all material respects, the financial condition and results of operations of the Company as of June 30, 2002 or as mentioned therein.

         The foregoing certification is incorporated solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used for any other purpose.


Dated: September 26, 2002                       /s/ Shailendra Kumar Gupta
                                                -------------------------------
                                                SHAILENDRA KUMAR GUPTA
                                                Managing Director




Dated: September 26, 2002                       /s/ Arun Gupta
                                                -------------------------------
                                                ARUN GUPTA
                                                Chief Financial Officer